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SEC MAIL PROCESSING RECEIVED DEC 26 2007 WASH, D.C. 186 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51087

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/06 (MM/DD/YY) AND ENDING 9/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Southeast Investor Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

34 BROAD STREET
(No. and Street)

CHARLESTON (City) SC (State) 29401-3004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK G. ENDRES 843-529-5820
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

SUITE 1200 150 FAYETTEVILLE STREET MALL RALEIGH NC 27601
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 17 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark G. Endres, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Southeast Investor Services, Inc, as of September 30th, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public 5-8-2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



FIRST SOUTHEAST INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First Financial Holdings, Inc.)

Financial Statements and Supplemental Schedules

September 30, 2007 and 2006

(With Independent Auditors' Report Thereon)

Independent Auditors' Report

Board of Directors
First Southeast Investor Services, Inc.:

We have audited the accompanying balance sheets of First Southeast Investor Services, Inc. (a wholly owned subsidiary of First Financial Holdings, Inc.) as of September 30, 2007 and 2006 and the related statements of income, stockholder's equity and comprehensive income, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Southeast Investor Services, Inc. as of September 30, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


KPMG LLP

November 26, 2007

FIRST SOUTHEAST INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First Financial Holdings, Inc.)

Balance Sheets

September 30, 2007 and 2006

Assets		**2007**	**2006**
Cash and cash equivalents	$	453,724	480,329
Certificates of deposit		304,742	300,000
Investment securities available for sale, at fair value		—	366,365
Mortgage-backed securities available for sale, at fair value		48,125	71,328
Commissions receivable		155,182	114,674
Other assets		49,300	36,787
Total assets	$	1,011,073	1,369,483
Liabilities and Stockholder's Equity			
Liabilities:			
Accounts payable to clearing broker	$	4,020	5,689
Income tax payable		95,146	108,380
Commissions payable		74,549	81,488
Employee benefits payable		78,380	59,238
Accrued expenses and other liabilities		37,719	33,694
Total liabilities		289,814	288,489
Stockholder's equity:			
Common stock $10 par value. Authorized 50,000 shares; issued and outstanding 36,000 shares		360,000	360,000
Retained earnings		360,962	700,799
Accumulated other comprehensive income		297	20,195
Total stockholder's equity		721,259	1,080,994
Total liabilities and stockholder's equity	$	1,011,073	1,369,483

See accompanying notes to financial statements.

FIRST SOUTHEAST INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First Financial Holdings, Inc.)

Statements of Income

Years ended September 30, 2007 and 2006

		2007	2006
Revenue:			
Commissions	$	2,552,561	2,776,248
Gain on the sale of investment		30,932	—
Other Income		35,000	—
Interest		33,699	39,707
		2,652,192	2,815,955
Expenses:			
Salaries and benefits		2,089,332	2,062,621
Occupancy and equipment		61,593	60,137
Fees to clearing brokers		53,892	51,946
Travel		47,409	47,669
Supplies		49,561	52,503
Telephone		20,700	22,365
Professional fees		55,633	31,880
Management fee to related parties		8,436	17,424
Revenue sharing expense		37,244	69,449
Other operating expense		110,253	116,591
		2,534,053	2,532,585
Income before income taxes		118,139	283,370
Income tax expense		59,680	114,624
Net income	$	58,459	168,746

See accompanying notes to financial statements.

FIRST SOUTHEAST INVESTOR SERVICES, INC
(A Wholly Owned Subsidiary of First Financial Holdings, Inc.)

Statements of Stockholder's Equity and Comprehensive Income

Years ended September 30, 2007 and 2006

	Number of shares		Common stock	Retained earnings	Accumulated other comprehensive income	Total stockholder's equity
Balance, September 30, 2005	36,000	$	360,000	928,724	(1,560)	1,287,164
Net income				168,746		168,746
Other comprehensive income:						
Unrealized net gain on securities available for sale, net of income tax					21,755	21,755
Total comprehensive income						190,501
Cash dividend paid				(400,000)		(400,000)
Stock option tax benefit				3,329		3,329
						(206,170)
Balance, September 30, 2006	36,000		360,000	700,799	20,195	1,080,994
Net income				58,459		58,459
Other comprehensive income:						
Unrealized net gain on securities available for sale, net of income tax					(19,898)	(19,898)
Total comprehensive income						38,561
Cash dividend paid				(400,000)		(400,000)
Stock option tax benefit				1,704		1,704
						(359,735)
Balance, September 30, 2007	36,000	$	360,000	360,962	297	721,259

See accompanying notes to financial statements.

FIRST SOUTHEAST INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First Financial Holdings, Inc.)

Statements of Cash Flows

Years ended September 30, 2007 and 2006

		2007	2006
Cash flows from operating activities:			
Net income	$	58,459	168,746
Adjustments to reconcile net income to net cash provided by operating activities:			
Gain on the sale of investment		(30,932)	—
Amortization of unearned discounts/premiums on investments, net		342	851
Deferred income tax benefit		(2,581)	(5,978)
(Increase) decrease in commissions receivable		(40,508)	41,736
(Increase) decrease in other assets		(7,355)	4,674
(Decrease) increase in accounts payable to clearing broker		(1,669)	594
(Decrease) increase in income tax payable		(1,928)	14,956
(Decrease) increase in commissions payable		(6,939)	2,873
Increase (decrease) in employee benefits payable		19,142	(326)
Increase in accrued expenses and other liabilities		4,025	15,399
Tax benefit resulting from stock options		(1,704)	(3,329)
Net cash (used in) provided by operating activities		(11,648)	240,196
Cash flows from investing activities:			
Sale (purchases) of investment securities available for sale		65,032	(8,100)
Maturities investment available for sale		300,000	—
Maturities of certificates of deposit		—	303,155
Repayments on mortgage-backed securities available for sale		23,049	31,361
Net cash provided by investing activities		388,081	326,416
Cash flows from financing activities:			
Dividends paid		(400,000)	(400,000)
Increase in certificate of deposit		(4,742)	—
Tax benefit resulting from stock options		1,704	3,329
Net cash (used in) financing activities		(403,038)	(396,671)
Net (decrease) increase in cash and cash equivalents		(26,605)	169,941
Cash and cash equivalents at beginning of year		480,329	310,388
Cash and cash equivalents at end of year	$	453,724	480,329
Supplemental disclosures of cash flow information:			
Cash paid during the period for:			
Income taxes	$	72,914	107,558
Supplemental disclosures of noncash investing and financing activities:			
Unrealized net (loss) gain on securities available for sale, net of income tax	$	(19,898)	21,755

See accompanying notes to financial statements.

FIRST SOUTHEAST INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First Financial Holdings, Inc.)

Notes to Financial Statements

September 30, 2007 and 2006

(1) Organization

On December 11, 1997, First Southeast Investor Services, Inc. (FSIS) was organized as a South Carolina corporation. FSIS became a wholly owned subsidiary of First Financial Holdings, Inc. (Parent or First Financial) through the issuance of 25,000 shares of $10 par value common stock. In 1999 and 2000 an additional 10,000 and 1,000 shares of $10 par value common stock were issued to the Parent, respectively. The Parent is a savings and loan holding company headquartered in Charleston, South Carolina which owns and operates First Federal Savings and Loan Association of Charleston (First Federal).

FSIS became a registered broker/dealer with the Financial Industry Regulatory Authority (FINRA) formerly the National Association of Securities Dealers, Inc. (NASD) on November 24, 1998, making it subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) (the Rule), which requires that a defined minimum net capital be maintained, and the ratio of aggregate indebtedness to net capital, as defined by the Rule, not exceed certain levels. FSIS began operations as an introducing broker/dealer on February 1, 1999. As an introducing broker/dealer, FSIS sells stocks, bonds and certain insurance products through another broker/dealer (the clearing broker). All trades clear through the clearing broker, not through FSIS.

(2) Summary of Significant Accounting and Reporting Policies

The accounting and reporting policies of FSIS are in accordance with accounting principles generally accepted in the United States of America and conform to the rules and regulations of the Securities and Exchange Commission (SEC) and FINRA for registered broker/dealers in securities. The more significant of these policies used in preparing FSIS's financial statements are described in this summary.

(a) Cash and Cash Equivalents

Cash and cash equivalents include cash, which is held in a non-interest bearing demand deposit account and an interest bearing transaction account at First Federal and money market accounts held at nonaffiliated companies.

(b) U.S. Agencies, Mortgage-backed Securities and Equity Securities

U.S. Agencies, mortgage-backed securities and equity securities are accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. Investments are classified into three categories as follows: (1) Held to Maturity – debt securities that the Company has the positive intent and ability to hold to maturity, which are reported at amortized cost; (2) Trading – debt and equity securities that are bought and held principally for the purpose of selling them in the near term, which are reported at fair value, with unrealized gains and losses included in earnings and (3) Available for Sale – debt and equity securities that may be sold under certain conditions, which are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholder's equity, net of income taxes. All U.S. Agencies, mortgage-backed securities and equity securities held by FSIS are classified as available for sale, and interest income is recorded in other income.

The Company determines U.S. Agencies, mortgage-backed securities and equity securities classification at the time of purchase. Premiums and discounts on securities are accreted or amortized as an adjustment to income over the estimated life of the security using a method which approximates a level yield.

Unrealized losses on securities, reflecting a decline in value judged by the Company to be other than temporary, are charged to income in the consolidated statements of operations. The cost basis of securities sold is determined by specific identification. Purchases and sales of securities are recorded on a trade date basis. The fair value of securities is based on quoted market prices or dealer quotes.

(c) ***Comprehensive Income***

SFAS No. 130, *Reporting Comprehensive Income*, establishes standards for the reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income includes all nonowner changes in equity during a period and is divided into two broad classifications: net income (loss) and other comprehensive income (OCI). OCI includes revenue, expenses, gains, and losses that are excluded from earnings under generally accepted accounting principles. Comprehensive income consists of net income and net unrealized gains and losses on securities and is presented in the statements of stockholder's equity and comprehensive income.

The Company's "other comprehensive income" for the year ended September 30, 2007 and 2006 and "accumulated other comprehensive income" as of September 30, 2007 and 2006 are comprised of unrealized gains and losses on certain investments in debt securities and equity securities.

(d) ***Income Taxes***

FSIS is included in the consolidated Federal income tax return of its Parent. FSIS is also included in the consolidated South Carolina income tax return of its Parent and its other nonbanking subsidiaries. The tax sharing agreement with the Parent provides for FSIS to compute its current taxes on a separate return basis, and allows FSIS to reduce its current federal and state income taxes to the extent of available net operating loss (NOL) carryforwards of its Parent and its subsidiaries.

FSIS uses statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*, which requires accounting for income taxes using the asset and liability method. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(e) ***Commission Revenue***

Commissions earned on sales and purchases of securities for customers are recorded on a trade date basis.

(f) Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(g) Reclassifications

Certain prior year balances have been reclassified to conform to current year presentation. These reclassifications had no impact on stockholder's equity or net income as previously reported.

(3) Investment and Mortgage-Backed Securities Available for Sale

The amortized cost, gross unrealized gains, gross unrealized losses and fair value of investment securities available for sale are as follows:

	September 30, 2007			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Mortgage-backed securities:				
FNMA, matures in 2011	$ 47,630	495	—	48,125

	September 30, 2006			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
U.S. Agency Securities				
FHLB, matures in 2007	$ 300,185	—	(3,372)	296,813
Mortgage-backed securities:				
FNMA, matures in 2011	70,836	492	—	71,328
Equity Securities				
NASDAQ Stock	34,100	35,452	—	69,552
Total	$ 405,121	35,944	(3,372)	437,693

FIRST SOUTHEAST INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First Financial Holdings, Inc.)

Notes to Financial Statements

September 30, 2007 and 2006

(4) Income Taxes

The components of income tax expense (benefit) are as follows for the years ended September 30:

		2007	2006
Current:			
Federal	$	53,890	103,337
State		8,371	17,265
		62,261	120,602
Deferred:			
Federal		(2,012)	(3,697)
State		(569)	(2,281)
		(2,581)	(5,978)
	$	59,680	114,624

The income tax expense for the periods presented differed from the amount computed by applying the statutory federal income tax rate of 35.0% to income before income taxes because of the following:

		2007	2006
Expected federal income tax expense	$	41,349	99,180
State taxes, net of benefit		5,071	9,739
Nondeductible expenses		13,260	5,705
Total	$	59,680	114,624

Deferred income taxes result primarily from differences in financial and income tax reporting of certain deferred compensation and prepaid expenses. The net deferred tax asset is $24,219 and $9,459 at September 30, 2007 and 2006, respectively. A portion of the increase in net deferred tax assets relates to realization of the unrealized gain on securities available for sale. The related current period tax benefit of $12,179 has been recorded directly to stockholder's equity. The balance of the increase in the net deferred tax asset results from current period deferred tax benefit of $2,581. There was no valuation allowance for deferred tax assets as of September 30, 2007 and 2006. It is management's belief that realization of the deferred tax asset is more likely than not.

(5) Transactions with Related Parties

Expenses are allocated under various methods determined by FSIS, First Financial, and First Federal. These expenses are subject to change. Management fees, occupancy and equipment, and miscellaneous fees paid by FSIS to related parties for the years ended September 30, 2007 and 2006 were $87,967 and $94,800 respectively.

(Continued)

Dividends of $400,000 were paid to First Financial for each of the years ended September 30, 2007 and 2006.

At September 30, 2007 and 2006, FSIS cash of $177,186 and $399,830 respectively, was held in a non-interest bearing demand deposit and interest bearing transaction accounts at First Federal.

(6) Parent Employee Benefit Plans

The Parent has established the Sharing Thrift Plan which includes a deferred compensation plan (401(k)) for all full-time and certain part-time employees. The Plan permits eligible participants to contribute a maximum of 15% of their annual salary (not to exceed limitations prescribed by law). Part-time employees who work at least 1,000 hours in a calendar year may also contribute to the Plan. The Company will match the employee's contribution up to 5% of the employee's salary based on the attainment of certain profit goals.

FSIS's matching contribution charged to expense for the years ended September 30, 2007 and 2006, was $48,389 and $56,585, respectively, and is included in salaries and benefits expense in the statement of income.

The Plan also provides that all employees who have completed a year of service with the Parent in which they have worked at least 1,000 hours are entitled to receive a quarterly profit sharing contribution of 0% to 100% of 6% of their base pay during such quarter depending upon the amount of each subsidiary's return on equity for that quarter. The Plan provides that regardless of the return on equity each eligible employee will receive a profit sharing contribution equal to at least 1% of his or her base compensation on an annual basis. Employees become vested in profit sharing contributions made to their accounts over a seven-year period or upon their earlier death, disability, or retirement at age 65 or over. Employees are able to direct the investment of profit sharing contributions made to their accounts to any of the Plan's investment funds. Profit sharing contributions to the Plan by FSIS on behalf of participants during 2007 and 2006 totaled $47,676 and $54,787, respectively, for FSIS employees. This is included in salaries and benefits expense in the statement of income.

(7) Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, defined as $250,000, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1.

At September 30, 2007, FSIS had net capital for regulatory purposes of $484,391. This was $234,391 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.60 to 1 at September 30, 2007 which is less than the maximum of 15 to 1.

FIRST SOUTHEAST INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First Financial Holdings, Inc.)

Notes to Financial Statements

September 30, 2007 and 2006

(8) Reconciliation with Focus Report

The following is a reconciliation of net income in the financial statements to the fiscal years 2007 and 2006 Focus Report Form 17A-5, Part II which is filed quarterly.

		2007	2006
Net income per financial statements	$	58,459	168,746
Add other comprehensive income (loss)		(19,898)	21,755
Net income per Focus Reports	$	38,561	190,501

Schedule 1

FIRST SOUTHEAST INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First Financial Holdings, Inc.)

Computation of Aggregate Indebtedness and Net capital
Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934

September 30, 2007 and 2006

		2007	2006
Aggregate Indebtedness			
Accounts payable and accrued liabilities	$	289,814	288,489
Net Capital:			
Total stockholder's equity		721,259	1,080,994
Less nonallowable assets:			
Investment in and receivable from affiliates		70,359	167,626
Excess cash held at affiliate		-	21,155
Commissions receivable from fixed annuities		117,317	82,316
Accounts receivable		30,300	19,239
Prepaid expenses		17,448	17,188
Haircuts on securities		1,444	16,254
Net capital		484,391	757,216
Capital requirement		250,000	250,000
Net capital excess	$	234,391	507,216
Ratio aggregate indebtedness to net capital		0.60	0.38

The 2007 and 2006 computations do not differ from the Company's computation, as shown in its Focus Report Form X-17A-5, Part II-A (as amended) dated September 30, 2007 and 2006.

FIRST SOUTHEAST INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First Financial Holdings, Inc.)

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3.3 of the Securities Exchange Act of 1934

September 30, 2007 and 2006

FSIS is subject to the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. FSIS does not hold customer cash or securities. Checks are received in the name of FSIS and are immediately restrictively endorsed and deposited in a Pershing, LLC bank account held at First Federal. Securities received are forwarded overnight to LPL Financial Institution Services. FSIS fully introduces brokerage accounts to Pershing, LLC and FSIS does not have balances which would be included in a reserve computation. Therefore, there is no reserve requirement under Rule 15c3-3 at September 30, 2007 and 2006.

The above computation does not differ from FSIS's computation, as shown in its Focus Report Form X-17A-5, Part II-A (as amended), dated September 30, 2007 and 2006.


END